SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

January 17, 2011

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: January 17, 2011

By: /s/ Susan Henderson
-----------------
Susan Henderson

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL REPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

17 January 2011

Smith & Nephew plc (the "Company") announces that it received notification on 14 January 2011 that the following directors or persons discharging managerial responsibilities ("PDMR"), as participants in the Company's Employee Stock Purchase Plan (the "Plan"), purchased American Depository Shares ("ADS") as follows:

Name of director/PDMR:	Mark Augusti	Joseph DeVivo	John Campo
No. of ADSs1 acquired:	135	135	135
Percentage of issued class acquired:	Less than 0.01%	Less than 0.01%	Less than 0.01%
Date of transaction:	31 December 2010	31 December 2010	31 December 2010
Price per ADS:	US$39.2955	US$39.2955	US$39.2955
No. of ADSs disposed:	n/a	n/a	n/a
Percentage of issued class disposed:	Less than 0.01%	Less than 0.01%	Less than 0.01%
Total holding following notification:	9,091 ADS representing 45,455 Ordinary shares	9,617 ADS representing 48,085 Ordinary shares	1,809 ADS representing 9,045 Ordinary shares
Total percentage holding following notification:	Less than 0.01%	Less than 0.01%	Less than 0.01%

These transactions took place in New York, USA.

This announcement is made in accordance with the requirements of DTR 3.1.2 R.

Gemma Parsons
Deputy Company Secretary
Tel: 020 7401 7646

1  One ADS is the equivalent of five Ordinary shares of US$.20 each.